Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated May 8, 2014

Fantex, Inc.

On May 3, 2014, the article attached hereto as Annex A was published online by The Buffalo News (the “Article”). The Article references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) and the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) of Fantex, Inc. (the “Vernon Davis Offering” and the “EJ Manuel Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476 and 333-194256, respectively), as amended (the “Vernon Davis Registration Statement” and the “EJ Manuel Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into the Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is headlined, “Bills aren’t the only ones taking stock in Manuel,” and states that “Starting on Monday, a brokerage firm called Fantex will sell stock in the Bills’ quarterback.” Holders of shares of the Company’s Fantex Series EJ Manuel will have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and between EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series EJ Manuel, a tracking stock intended to track and reflect the separate economic performance of the EJ Manuel brand.

•                  The Article states, “Starting on Monday, a brokerage firm called Fantex will sell stock in the Bills’ quarterback,” and that “the offering is regulated by the Securities and Exchange Commission.” The Article also quotes Mr. French as stating, “We’ll finish up our process with the SEC and when they say you can turn those reservations into orders, that’s when we’ll take the money and give them the stock.” Fantex, Inc. is a brand building company that purchases a minority interest in an athlete brand and works to increase the value of the brand. In order to fund the purchase, Fantex, Inc. develops a tracking stock that is linked to the economic performance of the brand. Fantex Brokerage Services, LLC (“FBS”) is the Company’s affiliated broker-dealer and the exclusive trading platform for tracking stocks that are issued by Fantex, Inc. The Company has filed the EJ Manuel Registration Statement with the SEC, but the EJ Manuel Registration Statement has not yet become effective. Once the EJ Manuel Registration Statement is effective, FBS will send an electronic notice informing potential investors that the EJ Manuel Registration Statement is effective and that FBS may accept reservations in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series EJ Manuel and will not be able to trade shares linked to the economic performance and value of the EJ Manuel Brand Contract, until the consummation of the Offering.

•                  The Article states, “[Fantex, Inc.] will offer 523,700 shares, priced at $10 per share, through its website, Fantex.com.” Shares of Fantex Series EJ Manuel are being offered on Fantex.com, the website of FBS.

•                  The Article states, “During the offseason, Manuel signed a contract with Fantex in which he received about $5 million up front in exchange for 10 percent of his future ‘brand income,’ in the company’s words.” Under the terms of the EJ Manuel Brand Contract, the Company would acquire for $4.98 million a 10% interest in the brand income, as defined in the EJ Manuel Brand Contract (the “Acquired Brand Income” or “ABI”), contingent upon Fantex, Inc. obtaining financing to pay the purchase price to EJ Manuel. The Company is offering 523,700 shares of Fantex Series EJ Manuel pursuant to the Registration Statement.

•                  The Article states that “[Shares of Fantex Series Vernon Davis] closed at $10.50 on Friday.” Trading of Fantex Vernon Davis closed at $10.80 on Friday, May 2, 2014.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s Brand Contract with EJ Manuel, longevity of EJ Manuel’s career, results of operations, expectations for the use of the net proceeds from the Offering, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis or EJ Manuel. The Company generally identifies forward-looking statements by words such as “intend,” “expect,” “projects,” “believe,” “may,” “might,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated May 1, 2014

Bills aren’t the only ones taking stock in Manuel

By Greg Connors

May 3, 2014 — 11:51 PM

It’s that time of year when Mel Kiper Jr. and other NFL draftniks talk about players whose stock is rising or falling.

The Buffalo Bills’ first draft pick from last year, EJ Manuel, is about to experience that terminology in the Wall Street sense. Starting on Monday, a brokerage firm called Fantex will sell stock in the Bills’ quarterback. The San Francisco-based firm will offer 523,700 shares, priced at $10 per share, through its website, Fantex.com.

What in the wide world of sports is going on here?

During the offseason, Manuel signed a contract with Fantex in which he received about $5 million up front in exchange for 10 percent of his future “brand income,” in the company’s words. That includes his football contracts, endorsement money, appearance fees and future endeavors such as broadcasting.

Manuel is entering the second year of his four-year, $8.9 million rookie contract with the Bills.

Investors are not literally buying shares of Manuel, so forget about holding shareholders’ meetings at his house. They will be purchasing shares of a so-called tracking stock that is tied to Manuel’s performance as a brand name and money-maker. The offering is regulated by the Securities and Exchange Commission. Like traditional securities traded on the New York Stock Exchange and the like, the value of Manuel’s stock will fluctuate based on what others are willing to pay for it.

Fantex last week began selling shares tied to Vernon Davis, the San Francisco 49ers tight end. Davis’ stock also opened at $10 per share, rose to $11 by Wednesday, and closed at $10.50 on Friday. Manuel will become the firm’s second athlete to be represented by shares of stock.

“This coming Monday people can go to Fantex.com and reserve their shares in the security,” Fantex CEO Buck French said in a phone interview. “We’ll finish up our process with the SEC and when they say you can turn those reservations into orders, that’s when we’ll take the money and give them the stock.

“The key to all of this is that it’s linked to underlying cash flow of the athlete and our goal as a business is to help increase that cash-flow stream so that ultimately we create better shareholder value.”

Fantex cautions on its website about the risk of any securities investment.

“Fantex Tracking stocks are highly risky and speculative and should be considered only by persons who can afford the loss of their entire investment,” the company says.

A known risk with Manuel, of course, is his ability to stay healthy after a rookie year in which he dealt with three knee injuries.

“It’s not that he’s not going to make any more money,” if he gets hurt, French said, “but you’re probably worried that he’s not going to play as long as you thought he was going to play. Or maybe he doesn’t play again at all, so you would see people wanting to sell, but then you might see people on the other side who are buying because the price is low and they think, now people have oversold.”

Fantex will also serve as a marketing adviser to the Bills’ quarterback. Manuel met with Fantex’s team in San Francisco over the winter and attended what it calls a CEO bootcamp to discuss branding strategies.

“Our goal is to help more broadly define in the marketplace the EJ Manuel brand such that we create an audience that’s more diversified than just people who are fans of football, quarterbacks and the Buffalo Bills,” French said. “Ultimately we believe that your brand can create a higher probability of sustainability if you actually show the other interests that you have.”

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